SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Notice of 2014 First Extraordinary General Meeting and 2014 First A Shareholders Class Meeting	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 6, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Notice of 2014 First Extraordinary General Meeting and 2014 First A Shareholders Class Meeting

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Notice of 2014 First Extraordinary General Meeting and 2014 First A Shareholders Class Meeting published by us on the website of Shanghai Stock Exchange and some newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, November 5, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock Abbreviation: Sinopec Shanghai	Announcement No.: Lin 2014-24

Sinopec Shanghai Petrochemical Company Limited

Notice of 2014 First Extraordinary General Meeting and 2014 First A Shareholders Class Meeting

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Important Information

•	Date and time: Time of on-site meeting of 2014 First Extraordinary General Meeting: Tuesday, December 23, 2014 at 2:00 p.m.;

Time of on-site meeting of 2014 First A Shareholders Class Meeting: Tuesday, December 23, 2014 at 2:30 p.m., or immediately after the end of the EGM;

Time of online voting (applicable only to A shareholders): Tuesday, December 23, 2014 from 9:30 a.m. to 11:30 a.m., and from 1:00 p.m. to 3:00 p.m.

•	Record date: Friday, November 21, 2014.

•	Venue of on-site meeting: Jinshan Roller-skating Stadium, No. 5 Xincheng Road, Jinshan District, Shanghai, the PRC.

•	Form of voting: Relevant proposals will be considered by a combination of on-site open ballot (including voting by proxy), voting by independent directors as proxies (only applicable to Proposals 1-4 for the EGM and Proposals 1-2 for the A Shareholders Class Meeting), and on-line voting (only applicable to A shareholders). For the EGM and the A Shareholders Class Meeting, an on-line voting platform will be provided via the trading system of the Shanghai Stock Exchange to the A shareholders of the Company; and

•	Rules of voting: The Company’s A shareholders can take part in the on-site voting, voting by independent directors as proxies or online voting via the trading system of the Shanghai Stock Exchange during the period of online voting. A shareholders can only elect one of the methods of on-site voting, voting by independent directors as proxies (if applicable) and voting online. In the event of repeated voting of the same voting right through on-site voting, voting by independent directors (if applicable) and online voting in respect of the same proposal, the first voting result shall prevail. The vote cast at the EGM by an A shareholder participating in online voting shall be deemed the same as the vote cast by such shareholder on the same proposal at the A Shareholders Class Meeting.

The Company’s H shareholders may participate in on-site voting for the EGM or voting by independent directors as proxies (applicable to Proposals 1-4 for the EGM).

See the Sinopec Shanghai Petrochemical Company Limited Announcement on the Public Solicitation of Votes by Independent Directors for the method of voting by independent directors as proxies.

The particular operating procedure for online voting by A shareholders is attached hereto as an appendix.

As the Company’s A Shares involve business of financial securities and securities financing, related persons may attend the EGM and the A Shareholders Class Meeting in accordance to the Notice of Shareholders Meeting of Listed Companies which Are Involved in Trial Business of Margin Financing, the Implementation Rules regarding Online Voting at Shareholders Meeting (2012 Second Amendment), as well as other rules in relations to securities financing set out by the Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited (the “Company”) held the fourth meeting of its Eighth Board of Directors on October 29, 2014, deciding to hold the Company’s 2014 First Extraordinary General Meeting (the “EGM”), 2014 First A Shareholders Class Meeting (the “A Shareholders Class Meeting”, collectively with the EGM, the “Meetings”). Matters relating to the Meetings are hereby announced as follows:

I.	Basic information about the Meetings

1.	Date and time: Time of on-site meeting of the EGM: Tuesday, December 23, 2014 at 2:00 p.m.; time of on-site meeting of the A Shareholders Class Meeting: Tuesday, December 23, 2014 at 2:30 p.m., or immediately after the end of the EGM; time of online voting (only applicable to A shareholders): Tuesday, December 23, 2014 from 9:30 a.m. to 11:30 a.m., and from 1:00 p.m. to 3:00 p.m.

2.	Venue: Jinshan Roller-skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC;

3.	Convenor: The Board of Directors of the Company.

4.	Form of voting: Relevant proposals will be considered by a combination of on-site open ballot (including voting by proxy), voting by independent directors as proxies (only applicable to Proposals 1-4 for the EGM and Proposals 1-2 for the A Shareholders Class Meeting), and on-line voting (only applicable to A shareholders). See the Sinopec Shanghai Petrochemical Company Limited Announcement on the Public Solicitation of Votes by Independent Directors for the method of voting by independent directors as proxies. The particular operating procedure for online voting by A shareholders is attached hereto as an appendix.

5.	Rules of voting: The Company’s A Shareholders can take part in the on-site voting, voting by independent directors as proxies or voting online via the trading system of the Shanghai Stock Exchange during the period of online voting. A shareholders can only elect one of the methods of on-site voting, voting by independent directors as proxies (if applicable) and voting online. In the event of repeated voting of the same voting right through on-site voting, voting by independent directors (if applicable) and online voting in respect of the same proposal, the first voting result shall prevail. In the event that the timing of voting cannot be determined and there is inconsistency between votes cast by way of other methods and those specified in the proxy form for solicitation of votes by independent directors in relation to the same proposal, the latter shall prevail. Because of restriction by the online voting system, only one online voting window can be provided for this EGM and A Shareholders Class Meeting, and only one chance of voting can be provided to the A Shareholders. The votes on Proposal 2 (Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)) and Proposal 4 (Proposal on the Authorization to the Board of Directors to Handle All Matters in Relation to the Share Option Scheme and the relevant sub-proposals cast by each A shareholder participating in online shall be deemed such shareholder’s votes on the same proposals at the A Shareholders Class Meeting.

Voting will be carried out on the sub-proposals under the Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) one by one at the EGM and the A Shareholders Class Meeting. The failure to adopt one or more of such sub-proposals will be deemed the failure to adopt the corresponding Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft).

The Company’s A shareholders can take part in the on-site voting (including voting by proxy) or voting by independent directors as proxies (applicable to Proposals 1-4 for the EGM).

As the Company’s A Shares involve business of financial securities and securities financing, related persons may attend the EGM and the A Shareholders Class Meeting in accordance to the Notice of Shareholders Meeting of Listed Companies which Are Involved in Trial Business of Margin Financing, the Implementation Rules regarding Online Voting at Shareholders Meeting (2012 Second Amendment), as well as other rules in relations to securities financing set out by the Shanghai Stock Exchange.

II.	Matters to be considered at the Meetings

(I)	Matters to be considered at the EGM

The following proposals will be considered and, if thought fit, passed as special resolutions passed at the Company’s EGM:

1.	Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

1.1	the basis for determining the participants and the scope of the participants;

1.2	the source and number of the underlying shares;

1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions under the scheme;

1.4	the exercise price of the share options and the basis of determination;

1.5	the conditions of the grant and the exercise of the share options;

1.6	the methods and procedures for adjusting the number and the exercise price of the share options;

1.7	the accounting policies of the share options;

1.8	the procedures of the grant and the exercise of the share options;

1.9	the respective rights and obligations of the Company and the participants;

1.10	the solutions for special circumstances;

1.11	the amendments and termination of the share option scheme.

2.	Proposal on the Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

3.	Proposal on the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

4.	Proposal on the Authorization to the Board of Directors to Handle All Matters in Relation to the Share Option Scheme:

The Board is hereby authorized to be fully responsible for dealing with the matters relating to this share option incentive plan, with the content and scope of its authority including but not limited to:

(1)	to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

(2)	to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share Options in accordance with the share option scheme;

(3)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(4)	to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalization issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

(5)	to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option Scheme;

(6)	to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

(7)	to otherwise manage the share option scheme where necessary;

(8)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(9)	to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

(10)	the abovementioned authorization to the Board shall be valid as long as the share option scheme is effective.

For details of the above proposals, see the Company’s Announcement on Resolutions of the Second Meeting of the Eighth Board of Directors dated August 15, 2014 (published on China Securities Journal, Shanghai Securities News and the Securities Times, as well as the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company on August 18, 2014), or the circular distributed to the Company’s H shareholders on November 6, 2014.

The following proposals will be considered and, if thought fit, passed as ordinary resolutions passed at the Company’s EGM:

5.	Election of Mr. Zheng Yunrui as an Independent Supervisor of the 8th Board of Supervisors of the Company

The curriculum vita of Zheng Yunrun is as follows:

Zheng Yunrui, 48, is currently a professor of the Civil and Commercial Law Department of East China University of Political Science and Law School of Law. Mr. Zheng graduated from Shangrao Normal College in Jiangxi Province in July 1986, majoring in English and obtained LL.M. and Ph.D. from Peking University Law School in July 1993 and July 1998 respectively. Mr. Zheng worked in Shangrao Education Bureau in Jiangxi Province, Hainan Airport Company Limited, China Township Enterprises Investment & Development Co., Ltd and Legislative Affairs Office of Shanghai Municipal People’s Government in succession. Since August 2001, he has been served as a teacher for the East China University of Political Science and Law. During which, from July 2002 to December 2002, he was a visiting scholar of the National University of Singapore School of Law. Mr. Zheng has engaged in the judgment, teaching and research work in such areas as the Civil Law Subjects, Property Law, Contract Law, Insurance Law, Social Insurance Law and Government Procurement Act and is proficient in the legal issues in relation to the operation and management of the company. He has accomplished great academic achievements and an evaluation expert in terms of the procurement of Shanghai Municipal Government and an arbitrator of the Shenzhen Arbitration Commission.

Except for the matters disclosed above, Mr. Zheng is currently not and was not in the past three years a director of any other publicly listed company. Mr. Zheng has no associated relationship with the Company or its directors, supervisors, senior officers, controlling shareholders, major shareholders and actual controller and does not hold the Company’s equity interest referred in Section XV of the Securities and Futures Ordinance. Mr. Zheng has not been punished by the China Securities Regulatory Commission or other relevant departments and has not suffered any sanction imposed by any Stock Exchange.

(II)	Matters to be considered at the A Shareholders Class Meeting

The following proposals will be considered and, if thought fit, passed as special resolutions passed at the Company’s A Shareholders Class Meeting:

1.	Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

1.1	the basis for determining the participants and the scope of the participants;

1.2	the source and number of the underlying shares;

1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions under the scheme;

1.4	the exercise price of the share options and the basis of determination;

1.5	the conditions of the grant and the exercise of the share options;

1.6	the methods and procedures for adjusting the number and the exercise price of the share options;

1.7	the accounting policies of the share options;

1.8	the procedures of the grant and the exercise of the share options;

1.9	the respective rights and obligations of the Company and the participants;

1.10	the solutions for special circumstances;

1.11	the amendments and termination of the share option scheme.

2.	Proposal on the Authorization to the Board of Directors to Handle All Matters in Relation to the Share Option Scheme:

The Board is hereby authorized to be fully responsible for dealing with the matters relating to this share option incentive plan, with the content and scope of its authority including but not limited to:

(1)	to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

(2)	to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share Options in accordance with the share option scheme;

(3)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(4)	to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalization issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

(5)	to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option Scheme;

(6)	to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

(7)	to otherwise manage the share option scheme where necessary;

(8)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(9)	to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

(10)	the abovementioned authorization to the Board shall be valid as long as the share option scheme is effective.

The contents of the above proposals are same as those of the relevant proposals to be considered at the EGM.

The above proposals, after passed at the A Shareholders Class Meeting, may not take effect or be implemented only after the corresponding proposals are passed at the Company’s 2014 First Extraordinary General Meeting and 2014 First H Shareholders Class Meeting. The above Propose 1 may not take effect or implemented only after the corresponding proposal is adopted at the general meeting of China Petroleum & Chemical Corporation.

III.	Attendees of the Meetings

1.	All the A Shareholders of the Company that are registered with China Securities Depository & Clearing Corp. Ltd. Shanghai Branch as at close of trading on Friday, November 21, 2014, or their proxies are entitled to attend the EGM and the A Shareholders Class Meeting. The H shareholders of the Company that are registered on the register of members at Computershare Hong Kong Investor Services Limited (for which notice and announcement will be given and made in accordance with the relevant requirements of Hong Kong, and to which this notice does not apply) are entitled to attend the EGM. The persons intending to attend the EGM and A Shareholders Class Meeting shall complete the notice of attendance and return it to the Company by Wednesday, December 3, 2014. For details, please see the notice of attendance for the Meetings;

2.	The directors, the supervisors and the senior management of the Company; and

3.	Representatives of professional intermediaries engaged by the Company and guests invited by the board of directors.

IV.	Method of registration for the on-site meeting

1.	A shareholder or his/her proxy shall produce his/her proof of identity (identity card or passport) when attending the Meetings. If the shareholder attending the Meetings is a corporate shareholder, its legal representative who attends the Meetings shall produce his/her proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the Meetings, the proxy shall produce his/her proof of identity and the written authorization duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the proposal on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Please complete the notice of attendance for the Meetings. For details, please see the notice of attendance for the Meetings.

3.	Registration period: Monday, November 24, 2014 to Wednesday, December 3, 2014.

4.	Registration address: For details, please see the notice of attendance for the Meetings.

V.	Public solicitation of votes by independent directors

Pursuant to the Measures for Administration of Equity Incentives of Listed Companies (for Trial Implementation) and as entrusted by the other independent directors, Mr. Jin Mingda, being an independent director, has issued an announcement on the public solicitation of votes with respect to the proposals related to the share incentive plan. For the Independent Director’s Proxy Forms, please see Sinopec Shanghai Petrochemical Company Limited Announcement on the Public Solicitation of Votes by Independent Directors published at the same time of this notice.

Should you wish to appoint Mr. Jin Mingda as your proxy to vote for you and on your behalf at the EGM and the A Shareholders Class Meeting on the relevant proposals, please complete the Independent Director’s Proxy Form and submit it within the period of solicitation (from December 15, 2014 to December 22, 2014).

By order of the Board
Tang Weizhong
Company Secretary

Shanghai, the PRC, November 16, 2014

Notes:

(a)	Notes to holders of the Company’s H shares:

The Company will close the register of members of the Company’s H shares from Monday, November 24, 2014 to Tuesday, December 23, 2014 (both days inclusive), during which period no transfer of H shares will be effected, in order to confirm the qualification of attending the EGM. The holders of the Company’s H shares (the “H Shareholders”) who wish to vote at the EGM should lodge transfer documents and the relevant shares with the Company’s H share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, November 20, 2014.

(b)	Shareholders who intend to attend the Meetings are required to send the notice of attendance to the Company or the Company’s H share registrar by Wednesday, December 3, 2014. Please see to the notice of attendance for the Meetings for details.

(c)	Any shareholder entitled to attend and vote at the Meetings is entitled to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy needs not be a shareholder. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the shareholder appointing the proxy or by such shareholder’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document must be certified by a notary.

In respect of A shareholders of the Company, the notarially certified power of attorney or other authorizing document together with the form of proxy must be returned to the registered address of the Company (Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited, No. 48 Jinyi Road, Jinshan District, Shanghai, PRC; postal code: 200540) not less than 24 hours prior to the commencement of the Meetings. A form of proxy is enclosed herewith.

In respect of the H shareholders of the Company, the notarially certified power of attorney or other authorizing document together with the form of proxy must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the EGM. A circular to shareholders, containing the notice of the EGM, together with a form of proxy and a notice of attendance will be dispatched to H Shareholders of the Company.

(d)	Each shareholder (or his/her proxy) shall exercise his/her voting rights by way of poll.

(e)	The on-site meeting is expected to last for half a day. Shareholders or their proxies attending the Meetings shall be responsible for their own transportation and accommodation expenses.

(f)	The address of the secretariat for the Meetings is as follows:

Secretariat of the Board

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

Sinopec Shanghai Petrochemical Company Limited

Notice of Attendance for 2014 First Extraordinary General Meeting and 2014 First A Shareholders Class Meeting

In accordance with the PRC Company Law and relevant requirements, shareholders of the Company who wish to attend the 2014 First Extraordinary General Meeting and 2014 first A Shareholders Class Meeting of Sinopec Shanghai Petrochemical Company Limited (the “Company”) shall fill in the following notice of attendance.

Name	Number of shares	A Share	H Share

Identity Card No.	Shareholder account number
Address	Telephone number

Signature:

Date:

Notes:

1.	The record date for 2014 First Extraordinary General Meeting and 2014 First A Shareholders Class Meeting is Friday, November 21, 2014. All the shareholders of the Company whose names appear on the register of members of the Company after the close of business on that day are entitled to complete this notice of attendance and attend the 2014 First Extraordinary General Meeting and/or 2014 First A Shareholders Class Meeting.

2.	Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please attach a copy of proof of identity and share certificate. A shareholder attending the 2014 First Extraordinary General Meeting and/or 2014 First A Shareholders Class Meeting shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.

4.	Please deliver this notice of attendance by Wednesday, December 3, 2014 (based on the postal chop of the local post office, if by mail).

(a) A Shareholders of the Company

(1)	For delivery in person, you can deliver it to:

The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District Shanghai; or

The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited

Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai

(2)	For delivery by mail, you can mail it to:

The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited

No.48 Jinyi Road, Jinshan District, Shanghai;

Postal code: 200540

(3)	For delivery by fax, you can fax it to:

The Secretariat of the Board, Sinopec Shanghai Petrochemical Company

Limited at: 8621- 5794 0050

(b) H Shareholders of the Company

You can deliver it to the Company’s registration office for transfer of H shares, Central Registration Hong Kong Limited at F/17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, in person or by mail.

Sinopec Shanghai Petrochemical Company Limited

Form of Proxy for 2014 First Extraordinary General Meeting

Number of shares relevant to this form of proxy                                                                                                        (Note 1) I/We                                                                                                                                                        (Note 2) of address/identity card number(s) and shareholder account number(s)                                                                   being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                 A shares (Note 3) of the Company hereby appoint the Chairman of the 2014 First Extraordinary General Meeting of the Company (the “Extraordinary General Meeting”)/                                          (Note 4) as my/our proxy to attend the Extraordinary General Meeting to be held in Jinshan District, Shanghai, the PRC, at 2:30 p.m. on Tuesday, December 23, 2014, to vote on the following proposals as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Special Resolution to be Passed		For (Note 5)	Against (Note 5)
1	Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)
1.1	the basis for determining the participants and the scope of the participants;
1.2	the source and number of the underlying shares;
1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions;
1.4	the exercise price of the share options and the basis of determination;
1.5	the conditions of the grant and the exercise of the share options;
1.6	the methods and procedures for adjusting the number and the exercise price of the share options;
1.7	the accounting policies of the share options;
1.8	the procedures of the grant and the exercise of the share options;
1.9	the respective rights and obligations of the Company and the participants;
1.10	the solutions for special circumstances; and
1.11	the amendments and termination of the share option scheme.
2	Proposal on the Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)
3	Proposal on the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

4	Proposal on the Authorization to the Board of Directors to Handle All Matters in Relation to the Share Option Scheme: The Board is hereby authorized to conduct, among others, the following:

	(1)	to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

	(2)	to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share options in accordance with the share option scheme;

	(3)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

	(4)	to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalization issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

	(5)	to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option scheme;

	(6)	to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

	(7)	to otherwise manage the share option scheme where necessary;

	(8)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

	(9)	to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

	(10)	the abovementioned authorization to the board shall be valid as long as the share option scheme is effective.

Ordinary Resolution to be Passed			For (Note 5)	Against (Note 5)

5	the election of Mr. Zheng Yunrui as an independent supervisor of the 8th Board of Supervisors of the Company

Dated , 2014	By (Note 6):

Notes:

1.	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).
2.	For H Shareholders of the Company: Please fill in your full name(s), identity card number(s) and shareholder account number(s) in BLOCK LETTERS.
3.	Please fill in the number of shares registered in your name(s).
4.	Any shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxy to attend the Extraordinary General Meeting and vote on his/her behalf. If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, please strike out “the Chairman of the 2014 First Extraordinary General Meeting of the Company (the “Extraordinary General Meeting”)” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the Extraordinary General Meeting in person.
5.	Note: If you intend to vote for any proposal, please mark “✓” in the “for” column. If you intend to vote against the proposal, please mark “✓” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote. In accordance with the Company’s Articles of Association, the Company will count no abstention from, or waiver of, voting on a matter in the number of votes in calculating the outcome of voting on such matter

6.	This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your proxy, the power of attorney or other authorizing documents signed upon your authorization must be notarized.

7.	Note to A Shareholders of the Company: in order to be valid, this form of proxy, together with any notarially certified power of attorney or other authorizing documents (if any) signed by the shareholder(s), must be returned to the registered address of the Company (The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal Code: 200540) not less than 24 hours prior to the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be). Note to H Shareholders of the Company: in order to be valid, this form of proxy, together with any notarially certified power of attorney or other authorizing documents (if any) signed by the shareholder(s), must be returned to the Company’s registration office for transfer of H shares, Central Registration Hong Kong Limited at F/17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours prior to the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).
8.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.
9.	In representing a shareholder to attend the Extraordinary General Meeting, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or its legal representative. The power of attorney shall state the date of issuance.

Sinopec Shanghai Petrochemical Company Limited

Form of Proxy for 2014 First A Shareholders Class Meeting

Number of shares relevant to this form of proxy                                                                                                        (Note 1) I/We                                                                                                                                                        (Note 2) of address/identity card number(s) and shareholder account number(s)                                                                   being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                 A shares (Note 3) of the Company hereby appoint the Chairman of the 2014 First A Shareholders Class Meeting of the Company (the “A Shareholders Class Meeting”)/                                          (Note 4) as my/our proxy to attend the A Shareholders Class Meeting (“A Shareholders Class Meeting”) to be held in Jinshan District, Shanghai, the PRC, at 2:30 p.m. on Tuesday, December 23, 2014, or immediately as soon as the conclusion of the 2014 First Extraordinary General Meeting, to vote on the following proposals as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Special Resolution to be Passed		For (Note 5)	Against (Note 5)
1	Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)
1.1	the basis for determining the participants and the scope of the participants;
1.2	the source and number of the underlying shares;
1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions;
1.4	the exercise price of the share options and the basis of determination;
1.5	the conditions of the grant and the exercise of the share options;
1.6	the methods and procedures for adjusting the number and the exercise price of the share options;
1.7	the accounting policies of the share options;
1.8	the procedures of the grant and the exercise of the share options;
1.9	the respective rights and obligations of the Company and the participants;
1.10	the solutions for special circumstances; and
1.11	the amendments and termination of the share option scheme.

2	Proposal on the Authorization to the Board of Directors to Handle All Matters in Relation to the Share Option Scheme: The Board is hereby authorized to conduct, among others, the following:

	(1)	to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

	(2)	to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share options in accordance with the share option scheme;

	(3)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

	(4)	to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalization issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

	(5)	to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option scheme;

	(6)	to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

	(7)	to otherwise manage the share option scheme where necessary;

	(8)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

	(9)	to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

	(10)	the abovementioned authorization to the board shall be valid as long as the share option scheme is effective.

Dated , 2014	By (Note 6):

Notes:

(1)	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).
(2)	For A shareholders of the Company: Please fill in your full name(s), identity card number(s) and shareholder account number(s) in BLOCK LETTERS.
(3)	Please fill in the number of shares registered in your name(s).
(4)	Any shareholder entitled to attend and vote at the A Shareholders Class Meeting is entitled to appoint one or more proxy to attend the A Shareholders Class Meeting and vote on his/her behalf. If any proxy other than the Chairman of the A Shareholders Class Meeting is preferred, please strike out “the Chairman of the 2014 First A Shareholders Class Meeting of the Company (the “A Shareholders Class Meeting”)” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the A Shareholders Class Meeting in person.
(5)	Note: If you intend to vote for any proposal, please mark “✓” in the “for” column. If you intend to vote against the proposal, please mark “✓” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote. In accordance with the Company’s Articles of Association, the Company will count no abstention from, or waiver of, voting on a matter in the number of votes in calculating the outcome of voting on such matter.
(6)	This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your proxy, the power of attorney or other authorizing documents signed upon your authorization must be notarized.

(7)	In order to be valid, this form of proxy, together with any notarially certified power of attorney or other authorizing documents (if any) signed by the shareholder(s), must be returned to the registered address of the Company (The Secretariat of the Board, Sinopec Shanghai Petrochemical Company Limited at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal Code: 200540) not less than 24 hours prior to the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).
(8)	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.
(9)	In representing a shareholder to attend the Extraordinary General Meeting, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or its legal representative. The power of attorney shall state the date of issuance.

Appendix:

Operating Procedure for Online Voting by A Shareholders

Date and time of online voting for A shareholders: Tuesday, December 23, 2014 from 9:30 a.m. to 11:30 a.m., and from 1:00 p.m. to 3:00 p.m.. The operating procedure for online voting by A shareholders is set out below:

I.	Procedure of Voting

1. Basic information

Class of Shares Held	Voting Code	Short Description for Voting Purpose	Number of Matters to be Voted Upon	Selling/Buying Option	Buying Price
A Shares	738688	SPC Voting	15	Buying	Corresponding Price Entered

2. Voting procedure

(1) Selling/buying option: Buying

(2) Proposals to be voted upon: 99.00 represents the total proposals, 1.01 represents proposal No. 1, and so on and so forth, and each proposal shall be entered in accordance with its corresponding price entered. If the shareholders are of the same view about all the proposals, they may only need to vote on the “total proposals”. The proposals required to be voted upon at this general meeting and their respective corresponding prices entered are set forth in the following table:

Proposal No.	Content of Proposal	Corresponding Price Entered
Total proposals	All the proposals set out below	RMB	99.00
1	Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)	RMB	1.00
1.1	the basis for determining the participants and the scope of the participants;	RMB	1.01
1.2	the source and number of the underlying shares;	RMB	1.02
1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions;	RMB	1.03
1.4	the exercise price of the share options and the basis of determination;	RMB	1.04
1.5	the conditions of the grant and the exercise of the share options;	RMB	1.05
1.6	the methods and procedures for adjusting the number and the exercise price of the share options;	RMB	1.06

1.7	the accounting policies of the share options;	RMB	1.07
1.8	the procedures of the grant and the exercise of the share options;	RMB	1.08
1.9	the respective rights and obligations of the Company and the participants;	RMB	1.09
1.10	the solutions for special circumstances; and	RMB	1.10
1.11	the amendments and termination of the share option scheme.	RMB	1.11
2	Proposal on the Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)	RMB	2.00
3	Proposal on the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)	RMB	3.00
4	Proposal on the authorization to the board of directors to handle all matters in relation to the share option scheme: The Board is hereby authorized to conduct, among others, the following:	RMB	4.00
	(1)

to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

	(2)

to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share options in accordance with the share option scheme;

	(3)

to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

	(4)

to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalization issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

	(5)

to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option scheme;

	(6) to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

	(7)	to otherwise manage the share option scheme where necessary;
	(8)

to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

	(9)

to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

	(10)	the abovementioned authorization to the board shall be valid as long as the share option scheme is effective.
5	Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)		RMB	5.00

(3) Please provide the voter’s opinion under the “Number of Shares Entered”: 1 share represents vote in favor, 2 shares represent vote against, and 3 shares represent abstention.

II.	Examples for Operating Procedure for Voting

For an A shareholder of the Company as of the record date, an example for the operating procedure of voting is set forth below:

1. If an A shareholder intends to vote for all the proposals to be voted upon during this online voting, the A shareholder’s entry shall be as follows:

Selling/Buying Option	Voting Code	Short Description for Voting Purpose	Corresponding Price Entered		Number of Shares Entered	Intent Represented
Buying	738688	SPC Voting	RMB	99.00	1 Share	For

2. If an A shareholder intends to vote for Proposal 1, against Proposal 2 and abstain from voting on Proposal 3, in each case to be voted upon during this online voting, the A shareholder’s entry shall be as follows:

Selling/Buying Option	Voting Code	Short Description for Voting Purpose	Corresponding Price Entered		Number of Shares Entered	Intent Represented
Buying	738688	SPC Voting	RMB	1.00	1 Share	For
Buying	738688	SPC Voting	RMB	2.00	2 Shares	Against
Buying	738688	SPC Voting	RMB	3.00	3 Shares	Abstention

III.	Notes

1)	An A shareholder may enter his/her/its vote on every proposal in any order, and the entry of vote cannot be cancelled. If the A shareholder enters several votes on a single proposal, the entry that is firstly entered shall prevail.

2)	In calculating the outcome of the vote, the entry of vote on an individual proposal is superior to an entry of vote on a group of proposals containing the individual proposal, and an entry of vote on a group of proposals is superior to an entry of vote on all the proposals.

3)	An A shareholder that only votes online on one or more of a number of proposals shall be deemed to have attended the Extraordinary General Meeting and A Shareholders Class Meeting, and the number of votes represented by such shareholder shall be counted in the number of votes represented by the shareholders attending the Extraordinary General Meeting and A Shareholders Class Meeting. An A shareholder that fails to vote on a proposal or fails to enter its vote on a proposal in accordance with the requirements of Shanghai Stock Exchange will be deemed to have abstained from voting on the proposal. In accordance with the Company’s Articles of Association, the Company will count no abstention from, or waiver of, voting on a matter in the number of votes in calculating the outcome of voting on such matter.

4)	Owing to limitations of the online voting system, only one online voting window can be set up for the Extraordinary General Meeting and A Shareholders Class Meeting and only one opportunity is made available to each A shareholder for online voting. The vote of all A shareholders participating in the online voting on Proposal 1 (Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)), Proposal 4 (Proposal on the Authorization to the Board of Directors to Handle All Matters in Relation to the Share Option Scheme) to be deliberated at the Extraordinary General Meeting as well as their sub-proposals will be deemed to be the vote cast by them on the corresponding proposals to be deliberated at the A Shareholders Class Meeting.

5)	During the period of online voting, if the online voting system is affected by any unexpected material event, then the process of the meetings shall be subject to the notice made on the day when such event occurs.